(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Second Quarter 2016 Results and Updates Guidance for 2016

•	Adjusted EPS of $0.41 and net sales of $689 million

•	2016 adjusted EPS guidance range narrowed to $1.50-1.55 on projected sales of approximately $2.65 billion

•	Gildan® brand continues to gain market share in men's socks and underwear categories

•	Company completes maximum allotment under previously announced NCIB and increases program

•	Company raises $600 million in long-term debt to support leverage target

•	Definitive agreement signed to acquire Peds Legwear Inc. for $55 million

Montreal, Wednesday, July 27, 2016 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the three months ended July 3, 2016. Concurrent with this earnings release, the Company announced in a separate press release the signing of a definitive agreement to acquire Peds Legwear, Inc. (Peds), a marketer of quality foot apparel and legwear sold primarily in the U.S. retail market. The Company also updated its guidance for 2016 to reflect the expected contribution from the acquisitions of Alstyle Apparel, LLC (Alstyle), which closed on May 26, 2016, and today's announced acquisition of Peds, as well as moderated assumptions for the remainder of the year in light of current softer market conditions.

For the second quarter, the Company reported net earnings in line with its expectations. Net sales were slightly below the Company's expectations and reflected headwinds from distributor inventory destocking in Printwear, the exit of certain private label programs in retail, and unfavourable foreign exchange. Branded Apparel results were impacted by a soft retail environment with sluggish store traffic trends and continued weakness in the department store and national chains channel. In Printwear, the Company continued to see positive point of sales (POS) growth, although U.S. printwear market conditions were mixed.

Despite overall market conditions, the Company continued to make solid progress in advancing its key strategic priorities during the quarter. The Branded Apparel business drove market share expansion in Gildan® branded men's socks and underwear and achieved improved in-store placement for Gildan® branded men's underwear that is expected to continue to drive further market share penetration. In Printwear, the Company saw strong sales volume growth in international printwear markets and in the faster-growing product segments such as performance and fashion basics in the U.S. printwear market.

The Company also continued to execute on its capital allocation priorities during the quarter. The acquisition of Alstyle was completed on May 26, 2016 and the Company began the implementation of its integration plan. On July 26, 2016, the Company entered into a definitive agreement to acquire Peds Legwear Inc. After completing in full the share repurchases under its current NCIB, the Company amended the program increasing it by an additional 3.5% of the common shares issued and outstanding as at February 19, 2016. Finally, during and immediately following the second quarter, the Company also raised $600 million of long-term debt in order to support its previously communicated debt leverage target.

Consolidated Results
Consolidated net sales in the second quarter of 2016 amounted to $688.9 million, down 3.5% compared to the second calendar quarter of 2015, reflecting sales decreases of 1.4% in the Printwear segment and 7.9% in Branded Apparel. The decline in consolidated net sales compared to the same quarter last year was mainly due to anticipated unfavourable impacts from the Company’s decision to exit certain non-core retailer private label programs, lower net selling prices, the impact of distributor inventory destocking, together with the negative impact of foreign currency exchange related to a stronger U.S. dollar compared to last year. These factors more than offset the benefit of positive sell-through in U.S. and international printwear markets and the impact on sales of approximately $19.5 million from the acquisition of Alstyle.

Consolidated gross margins in the second quarter of 2016 increased to 27.4%, up 70 basis points compared to the second calendar quarter last year. The increase in gross margins was primarily due to lower raw material and other input costs, and manufacturing cost savings, which more than offset lower net selling prices, the near term dilutive impact of the acquisition of Alstyle and the negative impact of foreign exchange. Consolidated gross margins for the second quarter of 2016 improved sequentially, by 100 basis points compared to the first quarter of the year. SG&A expenses of $83.6 million in the quarter were up $3.5 million compared to the prior year period due primarily to the impact of the acquisition of Alstyle. Adjusted operating margins totaled 15.3% compared to 15.5% in the same period last year due to the 20 basis point dilutive impact of Alstyle.

Net earnings totaled $94.7 million or $0.40 per share on a diluted basis for the three months ended July 3, 2016, compared with net earnings of $99.4 million or $0.41 per share for the three months ended July 5, 2015. Excluding after-tax restructuring and acquisition-related costs of $1.7 million in the quarter and $3.2 million in the same quarter last year, Gildan reported adjusted net earnings of $96.4 million, or $0.41 per share on a diluted basis for the second quarter of 2016, slightly down from $102.6 million, or $0.42 per share in the prior year quarter.

Gildan generated strong free cash flow of $130.2 million in the second quarter of 2016 compared to $18.5 million of free cash flow in the same quarter last year. The $111.7 million increase in free cash flow reflected more favourable changes in working capital and a decrease in capital expenditures compared to the second calendar quarter of last year, as the Company's spending on the yarn spinning initiative is winding down with the full ramp-up of its last new facility expected to be completed by the end of 2016. Capital expenditures of $32.4 million for the quarter related primarily to investments in yarn-spinning and in textile and sewing capacity expansion projects. During the second quarter of 2016, the Company repurchased 5.2 million common shares under its NCIB which it initiated on February 26, 2016 at a total cost of $159.2 million. In addition, the Company repurchased 1.7 million common shares in July completing the maximum allotment under the program's initial size. Gildan ended the quarter with net debt of $683.4 million and a net debt leverage ratio of 1.3 times net debt to adjusted EBITDA.

During and immediately following the second quarter, the Company raised long-term debt to support its previously communicated net debt leverage target of 1 to 2 times adjusted EBITDA. During the second quarter, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. In addition, on July 26, 2016, the Company entered into a Note Purchase Agreement providing for the issuance by the Company of a total aggregate principal amount of $300 million of unsecured notes to accredited investors in the U.S. private placement market.

Segmented Operating Results
Net sales for the Printwear segment for the second quarter of 2016 amounted to $471.2 million, down from $477.8 million in the same calendar quarter last year due to the impact of distributor inventory destocking, lower net selling prices and the negative impact of foreign exchange. These factors more than offset positive POS growth in the quarter in U.S. and international markets and the impact of approximately $19.5 million on sales from the Alstyle acquisition. Unit sales volume growth was particularly strong in fashion basics and performance products with double digit growth in both product categories. Sales volumes in international printwear markets increased by 15%, offset in part by the impact of weaker international currencies relative to the U.S. dollar.

Operating income in Printwear for the three months ended July 3, 2016 totaled $111.0 million, down slightly from $113.5 million for the same period last year mainly due to lower sales in the quarter. Operating margins for Printwear were 23.5%, down 30 basis points compared to the same quarter in 2015 due primarily to the short-term dilutive impact on margins from the acquisition of Alstyle, as integration synergies from the transaction are only expected to flow through starting in 2017. Excluding the acquisition of Alstyle, operating margins in the quarter were up 30 basis points, reflecting the benefit of lower raw material costs and manufacturing cost savings which more than offset the impact of the lower net selling prices, unfavourable foreign currency exchange, and higher SG&A expenses.

Net sales for the Branded Apparel segment in the quarter were $217.6 million, down from $236.3 million in the second calendar quarter of 2015 mainly due to the impact from the exit of certain private label programs and lower sales to department stores and national chains due to continued weakness in this channel. Momentum in unit market share penetration for the Gildan® brand in the men's socks and underwear product categories continued to build in the quarter. According to the NPD Group’s Retail Tracking Service (NPD), at the end of the second quarter, unit market share for Gildan® branded men's underwear increased to approximately 9%. In addition, during the quarter Gildan® men's underwear programs gained improved in-store placement at various retailers. The Company believes this improved in-store placement will continue to drive further market share gains for the Gildan® brand in the men's underwear category. NPD also confirmed unit market share of the Gildan® brand for men’s socks of approximately 22% at the end of the June quarter, making Gildan® the number one brand in the men’s sock category in the U.S. total measured market.

Operating income in Branded Apparel amounted to $17.1 million in the three months ended July 3, 2016, down from operating income of $19.4 million in the same quarter last year due mainly to the sales decline in the quarter. Branded Apparel operating margins of 7.8% were slightly down from operating margins of 8.2% in the same quarter last year primarily as a result of lower sales in the quarter, including higher promotional spending, partly offset by the benefit of lower raw material and other input costs and manufacturing cost savings. On a sequential basis, operating margins in the quarter improved by 40 basis points compared to the first quarter of 2016.

Year-to-date consolidated sales and earnings
Consolidated net sales of $1,282.2 million in the first six months of 2016 were down 5.0% compared to $1,350.3 in the same period last year, reflecting sales decreases of 5.0% in the Printwear segment and 5.1% in Branded Apparel. The decline in consolidated sales was mainly due to lower Printwear net selling prices, the impact of lower distributor inventory replenishment in Printwear, the exit of certain non-core retailer private label programs and unfavourable product-mix and foreign currency exchange. These factors more than offset the impact of positive POS growth in Printwear markets, increased Branded Apparel sales excluding the exit of private label programs, and the acquisition of Alstyle.

Gross margins for the six months ended July 3, 2016 of 26.9% were up 240 basis points compared to gross margins of 24.5% for the same period last year reflecting higher gross margins in both operating segments. The increase in consolidated gross margins for the six months ended July 3, 2016 was due primarily to lower raw material and other input costs and manufacturing cost savings from the benefit of the Company’s investments in yarn spinning and other capital projects. These positive factors more than offset the impact of lower Printwear net selling prices, the near term dilutive impact on gross margins in the second quarter from the acquisition of Alstyle, unfavourable product-mix and the negative impact of foreign currency exchange.

Net earnings for the first six months of 2016 were $157.9 million, or $0.66 per share on a diluted basis, compared to $155.5 million, or $0.64 per share for the same period of the prior year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were $165.4 million or $0.69 per share in the first six months of 2016 up 3.2% and 4.5%, respectively, compared to adjusted net earnings of $160.2 million or $0.66 per share in the same period last year. The increase in net earnings was mainly due to higher gross margins in both operating segments, which primarily reflected the benefit of manufacturing cost savings and lower raw material and other input costs, partially offset by higher SG&A expenses and income taxes.

Outlook
For full year 2016, the Company is now projecting adjusted diluted EPS to be in the range of $1.50-$1.55 compared to its prior range of adjusted diluted EPS of $1.50-$1.60, and adjusted EBITDA of approximately $545-$555 million compared to the Company's previous projection of $545-$570 million. Consolidated net sales for the year are now projected to be approximately $2.65 billion reflecting projected sales of approximately $1.65 billion in Printwear and Branded Apparel sales of approximately $1 billion. This compares to the Company's prior sales guidance of consolidated net sales in excess of $2.6 billion consisting of Printwear sales in excess of $1.6 billion, and Branded Apparel sales in excess of $1.0 billion.

The Company's updated 2016 full year guidance reflects its sales performance in the second quarter, tempered sales expectations for the balance of the year and the impact of the acquisitions of Alstyle and Peds. The Company has lowered its assumption for Printwear fleece sales in the third quarter as a result of lower than anticipated pre-order bookings to date. In addition, the Company is projecting a continuation of the current softness in the retail environment. The acquisitions of Alstyle and Peds are projected to contribute aggregate sales of approximately $115 million in 2016, while the impact from the acquisitions on the Company's net earnings is expected to be minimal in 2016. The Company expects strong integration synergies from these transactions to flow through in 2017 and 2018, with EPS accretion projected to reach an exit run rate in excess of $0.13 by the end of 2018.

Despite current market conditions, the Company continues to believe it is well-positioned to deliver strong organic sales growth in Branded Apparel in the second half of the year. This business is expected to start to benefit from increased shelf space gains and new retail programs secured for 2016 while the impact from the exit of private label programs is expected to subside in the second half of the year.

The Company is now projecting capital expenditures for the full year of approximately $150-$175 million in 2016 compared to its previous projection of capital expenditures of approximately $200 million. The lower than previously anticipated capital expenditures for 2016 reflect modifications to the Company's plans for capacity expansion, in light of the acquisition of Alstyle, which included a large basics textile facility in Mexico. The Company is currently increasing capacity utilization at the Mexican facility and has the capability to significantly expand the facility’s capacity for the production of basics textile going forward. Given this flexibility, the Company has adjusted its start up plan for the Rio Nance 6 facility, which is now expected to start operations in the second quarter of 2017.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of U.S. $0.078 per share, payable on September 6, 2016 to shareholders of record on August 11, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal course issuer bid
The Company announced today that it has received approval from the Toronto Stock Exchange ("TSX") to amend its current normal course issuer bid (the "NCIB") in order to increase the maximum number of common shares that may be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB have been amended.

The NCIB, which began February 26, 2016 and will end no later than February 25, 2017, is conducted by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including pre-arranged crosses or by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

Under the TSX rules, any daily repurchases on the TSX are limited to a maximum of 169,767 common shares, which represents 25% of the average daily trading volume on the TSX for the six months ended January 31, 2016. In addition, Gildan may make, once per week, a block purchase of common shares not directly or indirectly owned by insiders of Gildan, in accordance with TSX rules. All shares purchased pursuant to the NCIB are canceled.

The automatic share purchase plan (the "ASPP") entered into with a designated broker on March 24, 2016 also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

During the three months ended July 3, 2016, the Company had repurchased for cancellation a total of 5.2 million common shares at a total cost of $159.2 million. Additionally, following the end of the quarter, the Company repurchased 1.7 million common shares during the month of July through open market purchases. During the period from February 26, 2016 to July 22, 2016, Gildan purchased and canceled a total of 12.2 million common shares, representing 5.1% of the Company’s public float and 5.0% of the Company's issued and outstanding common shares as at February 19, 2016, of which a total of 4.0 million common shares were repurchased by way of private agreements with arm’s length third party sellers.

Gildan’s management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of outstanding share data
As at July 22, 2016, there were 231,754,301 common shares issued and outstanding along with 1,846,839 stock options and 265,673 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss second quarter 2016 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call will be available on Gildan's website at: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. To access the conference call dial toll-free (888) 771-4371 (Canada & U.S.) or (847) 585-4405 (international) and enter passcode 42935619#. A replay will be available for 30 days starting at 11:00 AM ET by dialing toll-free (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering the same passcode or by audio webcast on Gildan's corporate website.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements for the three and six months ended July 3, 2016 available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in US$ millions, except per share amounts	Three months ended			Six months ended
or otherwise indicated)	July 3, 2016	July 5, 2015	Variation (%)	July 3, 2016	July 5, 2015	Variation (%)
Net sales	688.9	714.2	(3.5)%	1,282.2	1,350.3	(5.0)%
Gross profit	189.0	190.6	(0.8)%	345.4	330.5	4.5%
SG&A expenses	83.6	80.1	4.4%	162.8	157.2	3.6%
Operating income	102.7	106.2	(3.3)%	173.0	167.6	3.2%
Adjusted operating income(1)	105.4	110.4	(4.5)%	182.5	173.3	5.3%
Adjusted EBITDA(1)	145.1	145.9	(0.5)%	256.9	238.2	7.9%
Net earnings	94.7	99.4	(4.7)%	157.9	155.5	1.5%
Adjusted net earnings(1)	96.4	102.6	(6.0)%	165.4	160.2	3.2%

Diluted EPS	0.40	0.41	(2.4)%	0.66	0.64	3.1%
Adjusted diluted EPS(1)	0.41	0.42	(2.4)%	0.69	0.66	4.5%

Gross margin	27.4%	26.7%	0.7 pp	26.9%	24.5%	2.4 pp
SG&A expenses as a percentage of sales	12.1%	11.2%	0.9 pp	12.7%	11.6%	1.1 pp
Operating margin	14.9%	14.9%	—	13.5%	12.4%	1.1 pp
Adjusted operating margin(1)	15.3%	15.5%	(0.2) pp	14.2%	12.8%	1.4 pp

Cash flows from operating activities	162.0	85.2	90.1%	141.4	60.1	135.3%
Free cash flow(1)	130.2	18.5	603.8%	71.7	(89.6)	n.m.

As at	July 3, 2016	January 3, 2016
Inventories	920.9	851.0
Trade accounts receivable	456.4	306.1
Net indebtedness(1)	683.4	324.3
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

SEGMENTED FINANCIAL DATA (UNAUDITED)

	Three months ended			Six months ended
(in US$ millions)	July 3, 2016	July 5, 2015	Variation (%)	July 3, 2016	July 5, 2015	Variation (%)
Segmented net sales:
Printwear	471.2	477.8	(1.4)%	863.4	909.1	(5.0)%
Branded Apparel	217.6	236.3	(7.9)%	418.8	441.2	(5.1)%
Total net sales	688.8	714.1	(3.5)%	1,282.2	1,350.3	(5.0)%

Segment operating income:
Printwear	111.0	113.5	(2.2)%	196.1	197.4	(0.7)%
Branded Apparel	17.1	19.4	(11.9)%	31.9	21.6	47.7%
Total segment operating income	128.1	132.9	(3.6)%	228.0	219.0	4.1%
Corporate and other(1)	(25.3)	(26.7)	(5.2)%	(55.0)	(51.4)	7.0%
Total operating income	102.8	106.2	(3.2)%	173.0	167.6	3.2%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions)	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Net earnings	94.7	99.4	157.9	155.5
Restructuring and acquisition-related costs	2.7	4.2	9.5	5.7
Depreciation and amortization	39.7	35.5	74.4	64.9
Financial expenses, net	3.0	4.8	7.9	7.7
Income tax expense	5.0	2.0	7.2	4.4
Adjusted EBITDA	145.1	145.9	256.9	238.2

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions)	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Operating income	102.7	106.2	173.0	167.6
Adjustment for:
Restructuring and acquisition-related costs	2.7	4.2	9.5	5.7
Adjusted operating income	105.4	110.4	182.5	173.3

Operating margin	14.9%	14.9%	13.5%	12.4%
Adjusted operating margin	15.3%	15.5%	14.2%	12.8%

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions, except per share amounts)	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Net earnings	94.7	99.4	157.9	155.5
Adjustments for:
Restructuring and acquisition-related costs	2.7	4.2	9.5	5.7
Income tax recovery on restructuring and acquisition-related costs	(1.0)	(1.0)	(2.0)	(1.0)
Adjusted net earnings	96.4	102.6	165.4	160.2
Basic EPS	0.40	0.41	0.66	0.64
Diluted EPS	0.40	0.41	0.66	0.64
Adjusted diluted EPS	0.41	0.42	0.69	0.66

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Six months ended
(in U.S.$ millions)	July 3, 2016	July 5, 2015	July 3, 2016	July 5, 2015
Cash flows from operating activities	162.0	85.2	141.4	60.1
Cash flows used in investing activities	(141.3)	(67.2)	(179.2)	(253.6)
Adjustment for:
Business acquisitions	109.5	0.5	109.5	103.9
Free cash flow	130.2	18.5	71.7	(89.6)

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	July 3, 2016	January 3, 2016
Long-term debt and total indebtedness	738.0	375.0
Cash and cash equivalents	(54.6)	(50.7)
Net indebtedness	683.4	324.3

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to earnings per share, net sales, sales growth, unit market share, capital expenditures, manufacturing capacity expansion, integration synergies and earnings per share accretion from acquisitions, the economic environment and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and six-month periods ended July 3, 2016 and for the fiscal year ended January 3, 2016 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the Alstyle and Peds acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate, identify or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates;

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;

•	the adverse impact of any current or future legal and regulatory actions; and

•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky® and Therapy Plus™ brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products is also marketed through a global license for the Mossy Oak® brand. The Company sells its products through two primary channels of distribution, namely printwear and retail markets. The Company distributes its products in printwear markets in the U.S., Canada, Europe, Asia-Pacific and Latin America. In retail markets, the Company sells its products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 47,000 employees worldwide and is committed to industry-leading labour and environmental practices throughout the Company’s supply chain. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildan.com and www.genuinegildan.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice-President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Genevieve Gosselin
Director, Corporate Communications
(514) 343-8814
ggosselin@gildan.com

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